
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

September 10, 2008

via U.S. Mail

Mr. Michael Hart, President
AMG Oil Ltd.
2800 – 600 17th Street
South Denver, CO 80202-5402

   Re: AMG Oil Ltd.
     Amendment No. 2 to Registration Statement on Form S-4
     Filed August 15, 2008
     Response Letter Submitted September 4, 2008
     File No. 333-149574

Dear Mr. Hart:

   We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibits

1. For each of your opinions from tax counsel, please obtain and file a revised opinion in which counsel consents to the reproduction of the opinion as an exhibit and to the related prospectus discussion.

Exhibit 8.1

2.   We note your response to our prior comment 2. We note also that the revised opinion states that the shareholders of AMG "should not incur liability for Canadian federal income tax" under the Tax Act in the course and as a consequence of the continuation. Because the opinion is subject to a degree of uncertainty, please obtain and file a revised legal opinion in which counsel describes the degree of uncertainty and explains why it cannot state that shareholders of AMG "will not" incur such tax liability.

3.   We note also that the opinion "assumes the truth and accuracy of each fact, statement and assumption, and is subject to each restriction, set out in the Form S-4." It appears that this limitation in the opinion is unduly broad. Counsel should set forth the relevant assumptions and restrictions in the opinion, and should ensure that such assumptions and restrictions are not unduly broad.

4.   We note also that the opinion references the registration statement filed on May 8, 2008. Please ensure that the revised opinion clearly references the last amendment to the registration statement before it goes effective. In the alternative, the opinion could make reference to the registration statement with respect to the relevant file number.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Laura Nicholson at (202) 551-3584 or, in her absence, Mellissa Campbell Duru at (202) 551-3757 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: L. Nicholson

        via facsimile

        Michael H. Taylor, Esq.
        (604) 893-2669